



EASTMAIN

NEWS RELEASE

Éléonore South JV Update
Roberto-type gold-arsenic-antimony targets outlined

Trading Symbol: ER - The Toronto Stock Exchange October 18, 2006

Eastmain Resources Inc. (TSX:ER) announces that ongoing exploration work at the Éléonore South project, a joint venture with Les Mines Opinaca Ltée, a wholly owned subsidiary of Goldcorp Inc. (TSX: G, NYSE: GG), and Azimut Exploration Inc. (TSX-Venture: AZM), has outlined several gold geochemical anomalies on the West and North claim blocks. Assays from rock samples received to date contain anomalous gold, arsenic and antimony with up to 5.72 g/t gold, 19 ppm antimony and >10,000 ppm arsenic within Roberto-type sedimentary rocks.

According to Dr. Robinson, "The metal combination of gold, arsenic and antimony within aluminous sedimentary rocks outlined at Éléonore South is significant. This metal suite was reported in similarly altered rocks, within a comparable geological setting by Virginia when it discovered the Roberto-gold deposit."

Assay data for more than 4,000 soil and 300 rock samples collected from the project is pending.

A first-phase generative program of soil geochemical sampling and prospecting has outlined trench and drill targets over a large area at Éléonore South. Weather permitting, trenching with Belham Ltd's specially designed "Superhoe" is expected to begin shortly.

Eastmain is preparing an extensive multi-phase trenching and drilling campaign targeting Roberto-type gold deposits throughout the Eastmain/Éléonore district.

West Claim Block

402 reconnaissance geochemical soil samples were collected on a 400-metre by 100-metre grid over the West claim block. Partial assay results delineate a significantly enriched gold trend coinciding with elevated values in arsenic and antimony within the soils of the West Block. This six-kilometre-long, NNW-SSE-trending gold anomaly overlies a sharp magnetic "break", which may be indicative of an important gold-bearing structure.

Prospecting has also located laterally continuous sulphide-rich horizons, locally containing up to 5% arsenopyrite, within mafic volcanic rocks on the property. Rock sample assays received to date yield values of up to 0.26 g/t gold, 14 ppm antimony and >10,000 ppm arsenic. Antimony and arsenic are key pathfinder elements to Roberto-style gold mineralization.

North Claim Block

401 soil samples taken on the North Claim Block have defined a 4.2-kilometre-long gold anomaly extending ENE across the property. The North Claim Block forms part of the southern boundary of Goldcorp's Éléonore gold project.

Follow-up geochemical sampling has been competed on both claim blocks at a 200-metre by 50-metre interval. A total of 8,627 soil samples and 652 rock samples were taken as part of this year's program in order to define future trenching and drilling targets. Geotech Ltd. has also been contracted to complete detailed airborne VTEM and magnetic surveys on both blocks. The geophysical surveys are currently underway.

This press release was prepared by geologist Dr. Donald J. Robinson, qualified person as defined by National Instrument 43-101. Field work was preformed by Eastmain Resources Inc. and J.A. MacLeod Exploration, under the supervision of Dr. Vincent Jourdain, P. Eng. and qualified person. Samples were assayed by ALS Chemex Laboratories of Sudbury, Ontario.

Eastmain is a well-financed Canadian exploration company with $10 Million in working capital. The Company holds several early- to advanced-stage gold and base metal projects in Canada. Eastmain's project portfolio includes twelve properties in the Eastmain/Opinaca gold camp, which hosts Goldcorp's Éléonore Project.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

See the Company's web site for accompanying maps.